Exhibit 99.3



                               INFICON Holding AG
              Stand-Alone Financial Statements for the Year Ended
           December 31, 2001 (prepared in compliance with Swiss law)

                        Report of the statutory auditors

to the general meeting of

INFICON Holding AG, BAD RAGAZ





As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of INFICON Holding AG for the period from August 2, 2000 (date of foundation) to December 31, 2000.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.



Zurich, February 22, 2001                  Ernst & Young Ltd






                         Beat Rothlisberger            Beat Gysi
                         Certified Accountant          Certified Accountant
                                                       (In charge of the audit)


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



                               INFICON Holding AG
                             Bad Ragaz, Switzerland
                                  Balance Sheet
                          Year ended December 31, 2000

                                                                 December 31,
                                                                     2000
                                                              ------------------
                                                              (CHF in thousands)
Assets
Current assets:
    Cash and cash equivalents                                       23,305
    Receivables - subsidiaries                                       6,438
                                                                  ---------
Total current assets                                                29,743

Notes receivable - subsidiaries                                     18,705
Notes receivable - officers                                          2,118
Investments in subsidiaries                                        245,256
                                                                  ---------
Total assets                                                       295,822
                                                                  =========

Liabilities and shareholders' equity
Current liabilities:
    Accounts payable                                                   235
    Accounts payable - subsidiaries                                  8,490
    Deferred currency exchange gain                                    838
                                                                  ---------
Total current liabilities                                            9,563

Shareholders' equity:
    Share capital; CHF 10 par value, 2,315,000 shares issued        23,150
    General legal reserve                                          263,167
    Retained (deficit) earnings                                       (58)
                                                                  ---------
                                                                   286,259
                                                                  ---------
Total liabilities and shareholders' equity                         295,822
                                                                  =========


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                               INFICON Holding AG
                             Bad Ragaz, Switzerland
                             Statement of Operations
                    From August 2, 2000 to December 31, 2000

                                                            August 2 to
                                                           December 31,
                                                                2000
                                                       --------------------
                                                        (CHF in thousands)

Income from investments in subsidiaries                       --

Operating costs and expenses:
     Management fee                                          (151)
     Administrative expenses                                 (154)
     Other expense                                            (55)
                                                           ------
Loss from operations                                         (360)

Other (income) expense:
     Interest income                                         (501)
     Interest expense                                         199
                                                           ------
                                                             (302)
                                                           ------

Income (loss) before income taxes                             (58)
Income tax benefit (expense)                                 --
                                                           ------
Net loss                                                      (58)
                                                           ======

Retained (deficit) earnings at August 2, 2000                --
                                                             ----
Retained (deficit) earnings at December 31, 2000              (58)
                                                             ====


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                               INFICON Holding AG
                             Bad Ragaz, Switzerland
                          Notes to Financial Statements
                          Year ended December 31, 2000
                               (CHF in thousands)

Note 1--Description of Company

The information contained in the INFICON Holding AG financial statements relates to the ultimate parent company alone, while the consolidated financial statements reflect the economic situation of INFICON Group as a whole. INFICON Holding AG (the "Company") financial statements are prepared in compliance with Swiss Corporate Law.

Note 2--Investments in Subsidiaries

The investments in subsidiaries are carried at lower of cost or their intrinsic value. As of December 31, 2000, the following subsidiaries were included in INFICON Holding AG's investment portfolio:

                                                   Share
                                                  Capital
Company                             Currency     (in 000's)       Ownership                    Purpose
-------------------------------------------------------------------------------------------------------------------
INFICON Inc.                          USD              -(1)         100%          Manufacturing, Sales, and Service
Syracuse, New York USA
INFICON AG                            CHF            6,000          100%          Manufacturing, Sales, and Service
Balzers, Liechtenstein
INFICON GmbH                          EUR            1,026          100%          Manufacturing, Sales, and Service
Cologne, Germany
INFICON GmbH                          CHF            2,000          99.5%                Management Company
Bad Ragaz, Switzerland
INFICON Aaland Ab                     FIM              300          100%                    Manufacturing
Mariehamn, Finland
INFICON Ltd.                          GBP              185          100%                        Sales
London, United Kingdom
INFICON S.A.R.L                       EUR                8          100%                        Sales
Courtaboeuf, France
INFICON Co., Ltd.                     JPY          400,000          100%                        Sales
Yokohama-Shi, Japan
INFICON Ltd.                          TWD           17,853          100%                        Sales
Chubei City, Taiwan
INFICON Ltd.                          KRW          600,000          100%                        Sales
Bungdang-Ku, Korea
INFICON Pte. Ltd.                     SGD              350         99.99%                       Sales
Singapore
INFICON Ltd.                          HKD              998         99.96%                       Sales
Hong Kong

(1) The Company was issued 100 shares of INFICON, Inc. which have a nominal value of U.S.$.01 per share.


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


Note 3--Related Party Transactions

The financial statements include transactions with INFICON Companies ended December 31, 2000. The Company pays a fee to INFICON, Inc. for the costs incurred with the management of INFICON Holding AG. These fees totaled CHF 151 for the year ended December 31, 2000.

The Company has notes receivable from the following subsidiaries as of December 31, 2000:

        Subsidiary                            Currency                  Amount
        ----------                            --------                  ------
        INFICON AG
        Balzers, Liechtenstein                  CHF                     17,291
        INFICON Pte. Ltd.
        Singapore                               CHF                        700
        INFICON Ltd.
        Bungdang-Ku, Korea                      CHF                        714
                                                                        ------
                                                                        18,705
                                                                        ======

These notes have fixed maturities that expire on January 1, 2010 and carry interest rates that range from Libor to Libor plus 125 basis points. The Libor rate at December 31, 2000 was 6.2%. Interest due from subsidiaries on notes totaled CHF 352.

The Company is holding notes from its executive officers. See the footnotes to consolidated financial statements for description and details of these notes.

The Company owes CHF 6,832 to various subsidiaries for equity investments in which the cash was not transferred to the subsidiary by year-end. In addition, the Company owes INFICON Inc. CHF 1,354 for Initial Public Offering expenses incurred by INFICON Inc. on the Company's behalf. These IPO expenses have been recorded in the General Legal Reserve as an offset to the Initial Public Offering proceeds.

Note 4--Equity

See footnotes to the consolidated financial statements for a description of the company capital and the related stock plans.

Unaxis Holding AG Zurich owns 19.51% of the shares outstanding of INFICON Holding AG as of December 31, 2000. There are no other known shareholders who own in excess of 5% of the shares outstanding of INFICON Holding AG at December 31, 2000.


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